
Mail Stop 4631

October 16, 2018

<u>Via E-Mail</u>
Mr. Curtis D. Hodgson
Co-Chief Executive Officer
Mr. Kenneth E. Shipley
Co-Chief Executive Officer
Legacy Housing Corporation
1600 Forest Ridge Drive, #100
Bedford, TX 76002

> **Re:** **Legacy Housing Corporation**
> **Amendment 2 to Draft Registration Statement**
> **Submitted September 19, 2018**
> **CIK No. 0001436208**

Dear Messrs. Hodgson and Shipley:

We reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Strong Alignment of Interests through Co-Founders' Ownership, pages 8 and 57</u>

1. Revised disclosure indicates that the "overall compensation structure" for Messrs. Curtis D. Hodgson and Kenneth E. Shipley has incentivized them to continue to focus on the performance of your company. Elaborate on the overall compensation structure for Messrs. Hodgson and Shipley in the executive compensation section.

Summary Compensation Table, page 75

2. As requested in comment 2 in our April 2, 2018 letter, revise the summary
    compensation table to include the profit contributions received by Messrs. Curtis D.
    Hodgson and Kenneth E. Shipley during the periods presented. See Item 402(a)(2) of
    Regulation S-K. We note that revised disclosure includes distributions to cover
    partnership-related taxes but does not include profit contributions received by Messrs.
    Hodgson and Shipley during the periods presented.

Certain Relationships and Related Transactions, page 79

3. For each of the two retailers owned by one of your significant owners, identify the
    significant owner. Additionally, for the note payable agreement with Shipley and
    Sons, identify who the common owner is. See Item 404(a)(1) of Regulation S-K.

    You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W.
John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about
comments on the financial statements and related matters. You may contact Edward M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you have any other
questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-mail
        Steve Wolosky, Esq.
        Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP
        1325 Avenue of the Americas, 15th Floor
        New York, NY 10019